Exhibit (12)
The McGraw Hill Companies, Inc.
Computation of Ratio of Earnings to Fixed Charges
(in thousands)

	Years ended December 31,
	2010		2009		2008		2007		2006
Earnings:
Income before taxes on income	$1,339,416	[1]	$1,178,869	[2]	$1,299,060	[3]	$1,636,331	[4]	$1,413,461	[5]
Fixed charges [6]	164,916		161,642		166,658		132,909		90,140

Total earnings	$1,504,332		$1,340,511		$1,465,718		$1,769,240		$1,503,601

Fixed charges: [6]
Interest expense	$89,202		$88,553		$92,257		$64,362		$26,637
Portion of rental payments deemed to be interest	74,709		72,084		73,396		68,380		63,503
Amortization of debt issuance costs and discount	1,005		1,005		1,005		167		—

Total fixed charges	$164,916		$161,642		$166,658		$132,909		$90,140

Ratio of earnings to fixed charges:	9.1	x	8.3	x	8.8	x	13.3	x	16.7	x

[1]	Includes the impact of the following items: a $15.6 million pre-tax charge for subleasing excess space in our New York facilities, a $10.6 million pre-tax restructuring charge, a $7.3 million pre-tax gain on the sale of certain equity interests at our Standard & Poor’s segment and a $3.8 million pre-tax gain on the sale of McGraw-Hill Education’s Australian secondary education business.

[2]	Includes the impact of the following items: a $15.2 million net pre-tax restructuring charge, a $13.8 million pre-tax loss on the sale of Vista Research, Inc. and a $10.5 million pre-tax gain on the sale of BusinessWeek.

[3]	Includes a $73.4 million pre-tax restructuring charge.

[4]	Includes the impact of the following items: a $43.7 million pre-tax restructuring charge and a $17.3 million pre-tax gain on the sale of our mutual fund data business.

[5]	Includes the impact of the following items: a $31.5 million pre-tax restructuring charge, a $21.1 million pre-tax reduction in operating profit related to the transformation of Sweets from a primarily print catalogue to bundled print and online services, and stock-based compensation expense of $136.2 million incurred as a result of a new accounting standard for share-based payments (included in this expense is a one-time charge for the elimination of our restoration stock option program of $23.8 million).

[6]	“Fixed charges” consist of (1) interest on debt and interest related to the sale leaseback of Rock-McGraw, Inc. (see Note 13 — Commitments and Contingencies of our 2010 Annual Report to Shareholders incorporated herein by reference from Exhibit (13)), (2) the portion of our rental expense deemed representative of the interest factor in rental expense, and (3) amortization of debt issue costs and discount to any indebtedness.